UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

QUALCOMM Incorporated
(Exact name of registrant as specified in its charter)

Delaware	0-19528
(State or Other Jurisdiction of Incorporation)	(Commission File Number)

5775 Morehouse Drive, San Diego, California	92121-1714
(Address of Principal Executive Offices)	(Zip Code)

Ann Chaplin, General Counsel and Corporate Secretary	(858) 587-1121
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☑    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, QUALCOMM Incorporated (the Company) hereby files this Specialized Disclosure Report on Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01. The Conflict Minerals Report is also available on the Company’s website at: www.qualcomm.com/conflict-free-minerals

Item 1.02 Exhibit
See Item 1.01 and Item 3.01.
Section 2 – Resource Extraction Issuer Disclosure
Not Applicable.
Section 3 – Exhibits
Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUALCOMM Incorporated
/s/ Ann Chaplin
Ann Chaplin
General Counsel and Corporate Secretary
Dated: May 19, 2023